EXHIBIT 99.2
VILLAGE SUPER MARKET, INC.
EXECUTIVE OFFICES
733 Mountain Avenue
Springfield, New Jersey 07081
Phone: (973) 467-2200
Fax: (973)467-6582
To Our Shareholders:

Net income was $6,367,000 in the first quarter of fiscal 2009, an increase of 48% from the first quarter of the prior year.  Net income increased primarily due to higher sales and improved gross profit and operating expenses as a percentage of sales.

Sales were $290,984,000 in the first quarter of fiscal 2009, an increase of 10.4% compared to the first quarter of the prior year.  Sales increased primarily due to the opening of new stores in Galloway, New Jersey on October 3, 2007 and Franklin, New Jersey on November 7, 2007.  Same store sales increased 4.2%.  Improved transaction count and average transaction size, and food inflation all contributed to the increase in same store sales.  These improvements were partially offset by reduced sales in two stores due to cannibalization from the opening of the Galloway and Franklin stores.

Gross profit increased to 27.3% in the first quarter of fiscal 2009 compared to 26.6% in the first quarter of the prior year due to improved departmental gross margin percentages, lower promotional spending as a percentage of sales and improved product mix.  Promotional spending declined due to less of the estimated cost of this year’s Thanksgiving loyalty program being allocated to the first quarter of fiscal 2009 than the prior year allocation due to changes in the program timing.  As a result, the second quarter of fiscal 2009 will include a larger allocation of the Thanksgiving loyalty program than the prior year.

Operating and administrative expense decreased to 22.3% in the first quarter of fiscal 2009 compared to 22.7% in the first quarter of the prior year primarily due to reduced payroll costs as a percentage of sales in fiscal 2009 and the prior year including store pre-opening costs, partially offset by increased utility costs.

On December 5, 2008, the Board of Directors declared a two-for-one stock split and a 12% increase in the quarterly cash dividend.  The increased quarterly dividend of $.185 per Class A common share and $.12 per Class B common share will be payable January 22, 2009 to shareholders of record on December 29, 2008.

Respectfully,

James Sumas
Chairman of the Board

December 5, 2008

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 25, 2008	October 27, 2007

Sales	$290,984	$263,559

Cost of sales	211,513	193,344

Gross profit	79,471	70,215

Operating and administrative expense	64,772	59,920

Depreciation and amortization	3,617	3,189

Operating income	11,082	7,106

Interest expense	(726)	(607)

Interest income	568	988

Income before income taxes	10,924	7,487

Income taxes	4,557	3,189

Net income	$6,367	$4,298

Net income per share:
Class A common stock:
Basic	$1.18	$.81
Diluted	$.97	$.65

Class B common stock:
Basic	$.77	$.53
Diluted	$.76	$.52

Gross profit as a % of sales	27.3%	26.6%

Operating and administrative expense as a % of sales	22.3%	22.7%